Exhibit 99.4

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

Proxy Form for Use by Holders of H Shares at

the 2021 Annual General Meeting

Number of H shares to which this proxy form relates (Note 1)

I/We (Note p 2)

of                                                                                                                                                                                                                                                                    , being the holder of                                                                   H shares of Guangshen Railway Company Limited (the “Company”), hereby appoint THE CHAIRMAN OF THE MEETING/                                                                                                                                             (Note3) of                                                                                                                                                                                              as my/our proxy to attend and vote on my/our behalf at the 2021 annual general meeting of the Company (the “AGM”) (or any adjournment thereof) to be held at 9:30 a.m. on Thursday, June 16, 2022, at The Meeting Room, 3/F, No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China, in respect of the resolutions set out in the notice convening the AGM as hereunder indicated and if no indication is given, as my/our proxy thinks fit or abstains at his/her own discretion.

ORDINARY RESOLUTIONS		FOR (Note 4)	AGAINST (Note 4)	ABSTAIN FROM VOTING (Note 4)
1.	The work report of the board of directors of the Company for the year 2021 be and is hereby reviewed and approved.
2.	The work report of the supervisory committee of the Company for the year 2021 be and is hereby reviewed and approved.
3.	The audited financial statements of the Company for the year 2021 be and are hereby reviewed and approved.
4.	The profits distribution proposal of the Company for the year 2021 be and is hereby reviewed and approved.
5.	The financial budget of the Company for the year 2022 be and is hereby reviewed and approved.
6.	The re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors of the Company for the year 2022 and their remunerations be and are hereby reviewed and approved.
7.	The establishment of a nomination committee be and is hereby reviewed and approved.

Date:                                                                                            Signature of shareholder (Note 5):

Notes:

1.

Please fill in the number of H shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of H shares will result in this proxy form being deemed to relate to all H shares in the Company registered in your name.

2.	Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3.

If any proxy other than the chairman is preferred, strike out “THE CHAIRMAN OF THE MEETING/” and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the AGM or any adjournment thereof (as the case may be). The proxy or proxies need not be a shareholder of the Company. Any alternation made to this proxy form must be signed by the person who signs it.

4.

IMPORTANT: IN RESPECT OF THE RESOLUTIONS NO. 1 TO NO. 7, IF YOU WISH TO VOTE FOR ANY OF THEM, PUT A “ ” IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY OF THEM, PUT A “ ” IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY OF THEM, PUT A “ ” IN THE BOX MARKED “ABSTAIN FROM VOTING”. Failure to complete the boxes will entitle your proxy to cast your vote(s) at his/her discretion. The shares abstained will be counted in the calculation of the required majority. A person entitled to more than one vote shall not be required to use all his/her votes or cast all the votes he/she uses in the same way. In the event that all such votes are not cast in the same way, please state the relevant number of shares in the appropriate box(es).

5.

This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointer is a corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form (if any) is signed must be lodged at the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

6.	Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish.